UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Media Sciences International, Inc.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
58446X 10 7
(CUSIP Number)
Richard A. Krantz, Esq.
Robinson & Cole LLP
1055 Washington Boulevard
Stamford, CT 06901
(203) 462-7505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	58446X 10 7

1	NAMES OF REPORTING PERSONS Richard E. Teller and Kathleen A. Rogers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,112,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,112,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,112,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 21, 2008 (as amended, “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in Schedule 13D. Except as otherwise provided herein, all Items of Schedule 13D remain unchanged.
Item 1. Security and Issuer
This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is 8 Allerman Road, Oakland, New Jersey 07436.
Item 2. Identity and Background
(a)	This statement is being filed jointly by Richard E. Teller (“Teller”) and Kathleen A. Rogers (“Rogers” and collectively with Teller, hereinafter, the “Holders”), a husband and wife who jointly own certain of the Common Stock.

(b)	The residential address of the Holders is 545 Boylston Street, Brookline, Massachusetts 02445.

(c)	The Holders are each currently self-employed at 545 Boylston Street, Brookline, Massachusetts 02445.
(d)-(e) Neither of the Holders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f)	The Holders are each a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
As of the date hereof, the Holders have acquired, in the aggregate, 1,112,500 shares of the Issuer’s Common Stock (the “Subject Shares”) for an aggregate purchase price of $1,626,674. All acquisitions of the Subject Shares were made through purchases on the open market. The funds used by the Holders to purchase the Subject Shares consisted entirely of personal capital. There were no borrowed funds used to purchase the Subject Shares.
Item 4. Purpose of Transaction
On February 15, 2008, Teller’s beneficial ownership of Issuer Common Stock first exceeded 5% of the Issuer’s outstanding Common Stock. On February 25, 2008, Rogers then acquired shared ownership of the Subject Shares. The Holders acquired the Subject Shares for investment purposes after determining that such purchases represented an attractive investment opportunity.
Except as otherwise set forth herein, the Holders have not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.
The Holders may from time to time, acquire additional Issuer Common Stock, or dispose of some or all of the Subject Shares, depending upon price, market conditions and other factors.
Item 5. Interest in Securities of the Issuer
(a)	As of the date hereof, the Holders own 1,112,500 shares of Issuer Common Stock, as defined above as the “Subject Shares.” The Subject Shares constitute 8.73% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosure in the Issuer’s most recent Form 10-K (for the year ended June 30, 2010, filed on September 28, 2010) that there were 12,739,372 shares of Issuer Common Stock issued and outstanding as of September 24, 2010.

(b)	The Holders have shared power to vote and dispose of the Subject Shares.

(c)	Schedule A, attached hereto, lists all transactions in Issuer Common Stock during the past sixty (60) days by the Holders.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Holders and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.
Dated as of November 11, 2010

/s/ Richard E. Teller
Richard E. Teller

/s/ Kathleen A. Rogers
Kathleen A. Rogers

SCHEDULE A
The following table sets forth information regarding all transactions by the Holders with respect to Issuer Common Stock during the past sixty (60) days. All of the transactions were acquisitions of the Issuer’s Common Stock. The Holders have not made any dispositions of the Issuer’s Common Stock during the past sixty (60) days. All of the transactions were effected on the NASDAQ market.

		No. of	Purchase	Total
	Date of	Shares	Price Per	Purchase
Purchaser*	Acquisition	Purchased	Share	Price
Richard E. Teller IRA (“RT IRA”)	10/25/10	1,000	$0.236	$243
RT IRA	10/27/10	10,000	$0.23	$2,307
RT IRA	11/5/10	8,900	$0.211	$1,885
RT IRA	11/8/10	14,200	$0.211	$3,003
Richard E. Teller Revocable Trust, u/d/t January 16, 2004, Richard E. Teller and Kathleen A. Rogers, Trustees (“RT Trust”)	9/8/10	48,900	$0.272	$13,321
RT Trust	9/21/10	1,669	$0.272	$461
RT Trust	9/23/10	10,000	$0.272	$2,727
RT Trust	9/28/10	17,431	$0.267	$4,667
RT Trust	10/11/10	26,869	$0.281	$7,557
RT Trust	10/18/10	8,000	$0.28	$2,247
RT Trust	10/20/10	2,500	$0.271	$686

*	Richard E. Teller and Kathleen A. Rogers each have the right to make trading decisions and voting decisions with regard to this account.